BTCS Inc.

9466 Georgia Avenue #124

Silver Spring, MD 20901

October 12, 2018

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Kathleen Collins

Re: BTCS Inc.

Amendment to Form 10-K

Amendment to Form 10-Qs

Amendment to Registration Statement on Form S-1

File No. 333-219893

Ladies and Gentlemen:

BTCS Inc. (the “Company”) submits this letter in response to the Staff’s letter dated August 21, 2018 (the “Comment Letter”). In the Comment Letter the Staff concluded that the Company had not complied with generally accepted accounting principles (“GAAP”) in its treatment of its Digital Assets.

Following communications with the Staff, the Company concluded that the Staff’s position was correct with respect to GAAP, and the Company filed a Form 8-K on September 21, stating that it had agreed to amend its financial statements for the year ended December 31, 2017 contained in the Form 10-K for that year and in the Form 10-Qs for the periods ended March 31 and June 30, 2018.

The Company is filing a Form 10-K/A and Form 10-Q/As restating its financial statements for the year ended December 31, 2017 and the periods ended March 31 and June 30, 2018. The Company is also filing an amendment to its Registration Statement on Form S-1 containing the revised financial statements.

In addition to restating its audited financial statements for the year ended December 31, 2017, the Form 10-K/A has been updated to the most recent practicable date, except for those line items which are required to be stated at December 31, 2017 and December 31, 2016. The Form S-1 contains not only the restated financial statements but disclosure which is similar to the disclosure in the Form 10-K/A, except for those items expressly only required in the Form 10-K and simple changes such as using the word “prospectus” or the phrase “Form 10-K/A”.

If you have any questions, please contact our counsel, Michael D. Harris, Esq. of Nason Yeager Gerson White & Lioce, P.A. with a phone number and email address at 561-471-3532 and mharris@nasonyeager.com.

Sincerely yours,

/s/ Charles Allen
Charles Allen
Chief Executive Officer

cc:	Michael D. Harris, Esq.
Nason, Yeager, Gerson, White & Lioce, P.A.